December 20, 1993



Computer Associates International, Inc.
One Computer Associates Plaza
Islandia, New York  11788-7000


Ladies and Gentlemen:

Credit Suisse, New York Branch (the "Bank"), is pleased to confirm to Computer Associates International, Inc. (the "Company"), by this letter agreement (the "Agreement") that an unsecured term loan facility has been placed at the Company's disposal for general corporate purposes under the following terms and conditions:

 1.  THE LOAN

1.1 Amount and General Terms: Subject to the terms hereof, the Bank will make loans to the Company as the Company may request from time to time until December 31, 1993 (the "Commitment Termination Date"), up to but not exceeding $55,000,000 in the aggregate principal amount outstanding (the "Commitment"). The Company may borrow hereunder, from the date of its acceptance of this Agreement until the Commitment Termination Date, the full amount of the Commitment or any lesser sum which is $1,000,000 or a multiple thereof, by means of Base Rate Loans, or Libor Rate Loans, or any other type of loan as the Bank, from time to time or upon request, may offer to the Company. During such period and thereafter until the last repayment date, as provided for in 2.3, the Company may convert loans of one type into loans of another type, provided that, from and after the Commitment Termination Date, only one type of loan shall be outstanding at any time.

1.2 Note: The loans shall be evidenced by, and repayable in accordance with, a single promissory note (the "Note") in substantially the form of Exhibit A hereto, dated the date of the initial borrowing under this Agreement, and payable to the Bank's order in a principal amount equal to the Commitment as originally in effect and otherwise duly completed. All loans made by the Bank, all payments and prepayments made on account of the principal thereof, and all conversions of the loans shall be recorded by the Bank on the schedule attached to the Note or any continuation thereof (provided that any failure by the Bank to make any such endorsement shall not affect the obligations of the Company hereunder or under the Note in respect of such loans). The aggregate unpaid amount of loan advances as reflected on the schedule attached to the Note shall be presumptive evidence of the entire outstanding loan amount.

     1.3 Reduction of Commitment: The Company may, at any time or from time to time, reduce or terminate the Commitment hereunder, provided that:
(i) the Company shall give notice of each such termination or reduction to the Bank as provided in 3.3 hereof; and (ii) each partial reduction shall be in an amount not less than $ 10,000,000 unless repaid in full. The Commitment, once reduced, may not be reinstated without the Bank's approval.

     1.4 Interest Rate and Payment of Interest: The Company hereby promises to pay to the Bank interest on the unpaid principal amount of each loan made by the Bank. Interest on the principal balance of the loan, from time to time outstanding, will be payable at the Company's option at the following rates per annum:

     (a) During such periods such a loan is a Base Rate Loan, the Base Rate.

     (b) During such periods such loan is a Libor Rate Loan, for each interest period relating thereto, the Libor Rate for such loan for such Interest Period plus the Applicable Libor Margin.

     Notwithstanding the foregoing, the Company hereby promises to pay to the Bank interest on any principal of any loan made by the Bank, and on any other amount payable by the Company under this Agreement or the Note (other than interest), which shall not be paid in full when due (whether at stated maturity, by acceleration or otherwise) for the period commencing on the due date thereof until the same is paid in full, at a rate equal to 2% above the Base Rate as in effect from time to time. If such amount in default is principal of a Libor Rate Loan, and the due date is a day other than the last day of an Interest Period, the rate for such principal shall be, for the period commencing on the due date and ending on the then current Interest Period 2% above the interest rate for such loan for such Interest Period, and, the rate provided for above thereafter.

     Accrued interest on each loan shall be payable: (i) in the case of a Base Rate Loan, quarterly on the Quarterly Dates; (ii) in the case of a Libor Rate Loan, on the last day of each Interest period for such loan (and, if such Interest period exceeds three months duration, quarterly, commencing on the first quarterly anniversary of the first day of such Interest Period); and (iii) upon the payment of the loan or the conversion thereof into a loan of another type (but only on the principal so paid or converted).
     1.5 Additional Interest Options: In addition to the foregoing provisions, the Bank may from time to time offer to have loans bear interest at rates other than such rates provided for in 1.4, but, instead, at such rates and having such duration, terms of repayment, and other terms as the Bank may specify in its offer (which the Company must accept within the time specified by the Bank at the time of such offer in order to be entitled to the same). If any offer is accepted, then, on the date specified in such offer, the loan shall be made or converted to a type of loan bearing interest at the rate, and subject to such other terms, as is specified in such offer, but otherwise the loan shall remain subject to the provisions of this Agreement.

      2.  BORROWINGS, CONVERSION, PAYMENT OF PRINCIPAL AND
          PREPAYMENT

     2.1 Borrowings: The Company shall give the Bank notice of each borrowing to be made hereunder as provided in 3.3 hereof, specifying the date, duration, type of loan, and amount thereof. On the date specified for each borrowing, the Bank will make the proceeds of the loan available to the Company at the Bank's address in immediately available funds.

     2.2 Repayment of Loans: The Company hereby promises to repay the principal of the loans outstanding at the close of business on December 20, 1993 in eight equal quarterly installments, payable on each Quarterly Date, the first of which shall be on March 20, 1994, and the last of which shall be on December 20, 1995, by wire transfer in immediately available funds to the Bank's Loan Clearing Account #90499602 at Credit Suisse, New York Branch, 12 East 49th Street, New York, New York 10017.

     2.3 Prepayments and Conversions: The Company shall have the right to prepay loans, or to convert loans of one type into loans of another type, at any time or from time to time, provided that: (a) the Company shall give the Bank notice of each such prepayment or conversion as provided in 3.3 hereof; and (b) Libor Rate Loans may be prepaid or converted only on the last day of an Interest Period for such loans, unless compensation as provided in 4.5(a) is paid; and (c) prepayments shall be applied to the installments of the loans in the inverse order of their maturities. Loans prepaid may not be reborrowed.

      3.  PAYMENTS, COMPUTATION, NOTICES, ETC.

     3.1 Payments: All payments of principal, interest, and other amounts to be made by the Company to the Bank under this Agreement or the Note shall be made by wire transfer as specified in 2.2, such wire transfer to be commenced not later than 11:00 A.M. New York time on the date on which such payment shall become due. If any payment to be made hereunder or under the Note falls due on a Saturday, Sunday, or public holiday at the place of payment, such payment shall be made on the next succeeding Business Day, and such extension of time in such case shall be included in the computation of payment of interest or commitment fee, as the case may be. The Bank shall send the Company statements of all amounts due hereunder, which statements shall be considered correct and conclusively binding on the Company unless the Company notifies the Bank to the contrary within 30 days of the Company's receipt of any statement which the Company deems to be incorrect. Alternatively, at its sole discretion, the Bank may charge against any deposit account all or any part of any amount due hereunder according to its right of setoff in 3.5.

     3.2 Computation: Interest based on the Base Rate shall be computed on the basis of a year of 365 or 366 days, as the case may be and actual days elapsed. Interest based on the Libor Rate and commitment fees shall be computed on the basis of a year of 360 days and actual days elapsed.

     3.3 Notices: Notices by the Company to the Bank of termination or reductions of the Commitment, of borrowing, conversions or prepayments of loans, and of the duration of Interest Periods, shall be irrevocable and shall be effective only if received by the Bank not later than 12:00 P.M. New York time (i) one Business Day in the case of a Base Rate Loan or (ii) three Business Days in the case of a Libor Rate Loan, prior to the date of the relevant termination, reduction, borrowing, conversion, prepayment, or the first day of such Interest Period.

     All notices, instructions, and other communications under this Agreement shall be given to or made upon the respective parties hereto at their respective addresses or to their respective telex, telecopier or telephone numbers indicated below.

     3.4 Failure to Exercise Option: In the event that the Company fails to select the type of a loan or a duration of any Interest Period for any Libor Rate Loans within the time period, such loans will automatically be made as Base Rate Loans, or converted into Base Rate Loans, on the last day of the then-current Interest Period for such loans.

     3.5 Setoff: The Company agrees that, in addition to (and without limitation of) any right of setoff, banker's lien, or counterclaim the Bank may otherwise have, the Bank shall be entitled, at its option, to offset balances held by the Bank for the Company's account at any Credit Suisse branch worldwide, in Dollars or in any other currency, against any principal of, or interest on, any of its loans or any other amount payable by the Company to the Bank under this Agreement or the Note which is not paid when due (regardless of whether such balances are then due to the Company), in which case the Bank shall promptly notify the Company thereof, provided that the Bank's failure to give the notice shall not affect the validity thereof.

      4.  RESERVE REQUIREMENTS; CHANGE IN CIRCUMSTANCES

     4.1 Additional Costs: The Company shall pay to the Bank from time to time such amounts as the Bank may determine to be necessary to compensate the Bank for any costs incurred by the Bank which the Bank determines are attributable to its making or maintaining any Libor Rate Loans hereunder or its obligation to make any such Loans hereunder, or any reduction in any amount receivable by the Bank under this Agreement or the Note in respect of any such Loans or such obligation (such increases in costs and reductions in amounts receivable being herein called "Additional Costs"), resulting from any change after the date of this Agreement in U.S. federal, state, municipal, or foreign laws or regulations (including but not limited to Regulation D of the Board of Governors of the Federal Reserve System), or the adoption or making after such date of any interpretations, directives, or requirements applying to a class of banks including the Bank under any U.S. federal, state, municipal, or any foreign laws or regulations (whether or not having the force of law) by any court or monetary authority charged with the interpretation or administration thereof ("Regulatory Change"), which: (1) changes the basis of taxation of any amounts payable to the Bank under this Agreement or the Note in respect of any such Loans (other than taxes imposed on the overall net income of the Bank for any of such Loans by the jurisdiction where the principal office or such lending office is located); or (2) imposes or modifies any reserve, special deposit, compulsory loan, or similar requirements relating to any extensions of credit or other assets of, or any deposits with or other liabilities, of the Bank (including any such Loans or any deposits referred to in the definition of Libor Interest Rate); or (3) imposes any other condition affecting this Agreement or the Notes (or any such extensions of credit or liabilities). The Bank will notify the Company of any event occurring after the date of this Agreement that will entitle the Bank to compensation pursuant to this
4.1 as promptly as practicable after the Bank obtains knowledge thereof and determines to request such compensation.

     Determinations by the Bank for purposes of this 4.1 of the effect of any Regulatory Change on the Bank's costs of making or maintaining Loans or on amounts receivable by the Bank in respect of loans, and of the additional amounts required to compensate the Bank in respect of loans, and of the additional amounts required to compensate the Bank in respect of any Additional Costs, shall be conclusive, provided that such determinations are made by the Bank in good faith.

     4.2 Capital Adequacy: In the event that the Bank determines that the applicability of any law, rule, regulation, agreement or guideline adopted pursuant to or arising out of the July 1988 report of the Basle Committee on Banking Regulations and Supervisory Practices entitled "International Convergence of Capital Measurement and Capital Standards", or the adoption after the date hereof of any other law, rule, regulation, agreement or guideline regarding capital adequacy, or any change in any of the foregoing or in the interpretation or administration of any of the foregoing by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by the Bank (or any lending office of the Bank) or the Bank's holding company with any request or directive regarding capital adequacy (whether or not having the force of law) of any such authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on the Bank's capital or on the capital of the Bank's holding company, if any, as a consequence of this Agreement or any loans or commitment to make any loans made by the Bank pursuant hereto to a level below that which the Bank or the Bank's holding company could have achieved but for such applicability, adoption, change or compliance (taking into consideration the Bank's policies and the policies of the Bank's holding company with respect to capital adequacy) by an amount deemed by the Bank to be material, then from time to time the Company shall pay to the Bank such additional amount or amounts as will compensate the Bank or the Bank's holding company for any such reduction suffered. The Bank will notify the Company of any event occurring after the date of this Agreement that will entitle the Bank to compensation pursuant to this 4.2 as promptly as practicable after it obtains knowledge thereof and determines to request such compensation.

Determinations by the Bank for purposes of this 4.2 of the effect of any increase in the amount of capital required to be maintained by the Bank and of the amount allocable to the Bank's obligations to the Company hereunder shall be conclusive, provided that such determinations are made by the Bank in good faith.

     4.3 Limitation on Types of Loans: Anything herein to the contrary notwithstanding, if, on or prior to the determination of any interest rate for any type of loan under this Agreement except Base Rate Loans, the Bank determines that quotations of interest rates for the relevant deposit referred to in the definition of "Libor Rate" are not being provided in the relevant amount for the relevant maturities for purposes of determining the rate of interest for such loan as provided in this Agreement, or such interest rates do not accurately reflect the Bank's costs of making or maintaining such loan for such Interest Period, then the Bank shall give the Company prompt notice thereof, and so long as such condition remains in effect the Bank shall be under no obligation to make loans of such type.

     4.4 Illegality: Notwithstanding any other provision in this Agreement, if the Bank determines that any applicable law, rule, or regulation or any change therein, or any change in the interpretation or administration thereof by any governmental authority, central bank, or comparable agency charged with the interpretation or administration thereof, or compliance by the Bank (or its Lending Office) with any request or directive (whether or not having the force of law) of any authority, central bank, or comparable agency shall make it unlawful or impossible for the Bank (or its Lending Office) to (1) maintain the Bank's commitment, then upon the Bank's notice to the Company the Bank's commitment shall terminate; or (2) maintain or fund the Bank's Libor Rate Loans, then upon the Bank's notice to the Company the outstanding principal amount of the Libor Rate Loans, together with interest accrued thereon, and any other amounts payable to the Bank under this Agreement shall be repaid (a) immediately upon demand by the Bank if such change or compliance with such request, in the Bank's judgement, requires immediate repayment; or (b) at the expiration of the last Interest Period to expire before the effective date of any such change or request.

     4.5 Compensation: The Company shall pay to the Bank, upon the prior request of the Bank, such amount or amounts as shall be sufficient in the reasonable opinion of the Bank, to compensate the Bank for any loss, cost, or expense incurred as a result of:

     (a) any payment, prepayment, or conversion of a Libor Rate Loan on a date other than the last day of an Interest Period for such loan; or

     (b) any failure by the Company to borrow a Libor Rate Loan on the date for such borrowing;
     such compensation to include, without limitation, any amount equal to the excess, if any, of (i) the Bank's cost of obtaining the funds for the loan being paid, prepaid, converted, or not borrowed, for the period from the date of such payment, prepayment, conversion, or failure to borrow, to the last day of the then-current Interest Period for such loan (or, in the case of the failure to borrow, the Interest Period for such loan which would have commenced on the dates scheduled for such borrowing), over (ii) the amount of interest (as reasonably determined by the Bank) that would be realized by the Bank in reemploying the funds so paid, prepaid, converted, or not borrowed, for such period, as the case may be.

      5.  CONDITIONS OF LENDING.

     5.1 Initial Loan: The Bank's obligation to make the initial loan is subject to the following conditions precedent and to the receipt of the following documents, each of which shall be satisfactory to the Bank in form and substance:

     (a)  Certified copies of the charter and by-laws of the Company.

     (b)  A certificate of the Company in respect of each of the officers
     (i) who is authorized to sign the predecessor agreement and note dated as of November 13, 1992 between the Company and the Bank as Agent, now being replaced by this Agreement and Note, on the Company's behalf, and
     (ii) who will, until replaced by other officers duly authorized for this purpose, act as the Company's representative for the purposes of signing documents and giving notices and other communications in connection with this Agreement and the transactions contemplated hereby. The Bank may conclusively rely on such certificate until the Bank receives notice in writing from the Company to the contrary.

     (c)  The Note, duly completed and executed.

     (d) A signed opinion of Counsel to the Company, addressed to the Bank, as to the matters referred to in 7.1, 7.2 and 7.5 hereof, and to the effect that this Agreement and the Note have been duly authorized, executed and delivered, and are legal, valid, and binding obligations of the Company in accordance with their terms.

     (e)  Such other documents as the Bank may reasonably request.

     5.2 Initial and Subsequent Loans: The Bank's obligation to make each loan hereunder is subject to the conditions precedent that, after giving effect to the making of such loan and the application of the proceeds thereof, all representations and warranties stated in 7 hereof or made by the Company in any certificate furnished to the Bank pursuant hereto shall be true and unbreached on the date of the making of such loan, with the same effect as though such representations and warranties had been made on and as of such date, and no Event of Default defined in 8 and no event which under 8 with lapse of time would become an Event of Default, shall have occurred and be continuing. Each notice of borrowing shall be deemed to be a confirmation that all those conditions are met.

      6  COVENANTS.
     So long as the Bank's commitment shall continue hereunder, and until the payment in full of the Note and of all other amounts payable by the Company under this Agreement, unless the Bank shall otherwise consent in writing:

     6.1  Reporting Requirements:  The Company will furnish to the Bank:

     (a) As soon as possible after becoming aware of the occurrence of any Event of Default, or that any of the representations and warranties contained in 7 hereof have ceased to be true and correct, immediate telephone advice (confirmed in writing within three Business Days) by a statement of the President, a Vice President, or the Treasurer of the Company setting forth the details thereof and the action which the Company proposes to take with respect thereto;

     (b) Within 120 days after the end of each fiscal year, consolidated balance sheet of the Company and its Subsidiaries, (if any), as at the close of such fiscal year, consolidated statement of income and retained earnings, and a consolidated statement of source and application of funds of the Company and its Subsidiaries (if any), for such year, certified by independent public accountants of recognized national standing;

     (c) Within 60 days after the end of each quarter of each fiscal year of the Company, copies of such financial statements as the Company may prepare for its own use as at the end of, and for, such period, certified by an authorized financial accounting officer of the company;

     (d) As soon as available, any financial or other information distributed to the Company's other creditors and/or to its stockholders, if in addition to (b) and (c) above; and

     (e) From time to time, such further information regarding the financial condition of the Company and its Subsidiaries (if any), as the Bank may reasonably request by reason of the materiality of such information to the Bank's Commitment and the loans hereunder.

     All financial statements delivered hereunder shall be prepared on the basis of generally accepted accounting principles and practices consistently applied.


     6.2 Capital Leases: The Company will not create, incur, assume or suffer to exist, or permit any Subsidiary to incur, create, assume or suffer to exist, any lease of property, real or personal, the obligations under which would be capitalized on a balance sheet of the Company in accordance with generally accepted accounting principles if, after giving effect to such lease, the aggregate rentals payable by the Company and the Subsidiaries under all such leases would exceed $50,000,000 in any one fiscal year of the Company; provided, however, that this 6.2 shall not apply to those capital leases assumed as a result of mergers and consolidations permitted by 6.14 hereof.

     6.3 Maintenance of Consolidated Net Worth: The Company will not at any time permit its Consolidated Net Worth to be less than $500,000,000.
     6.4 Limitation on Consolidated Net Debt to Consolidated Net Worth: The Company will not at any time permit the ratio of Consolidated Net Debt to Consolidated Net Worth to exceed 1.5 to 1.

     6.5 Negative Pledge: So long as the Note shall remain unpaid or the Bank shall have any Commitment under this Agreement, the Company will not, without written consent of the Bank, create, incur, assume, or suffer to exist, any mortgage, deed of trust, pledge, lien, security interest, hypothecation, assignment, deposit arrangement, charge, or encumbrance (including, without limitation, any conditional sale, or other retention agreement, or finance lease) of any nature, upon or with respect to any of its properties, now owned or hereafter acquired, or sign or file, or permit any Subsidiary to sign or file, under the Uniform Commercial Code of any jurisdiction a financing statement which names the Company or any Subsidiary as a debtor, or sign, or permit any Subsidiary to sign, any security agreement authorizing any secured party thereunder to file such financing statement, except:

     (a) liens existing on the date of this Agreement and disclosed in the financial statements referred to in 6.1 or the notes thereto and liens securing obligations arising out of the extension or refinancing of the obligations referred to above, provided that such obligations are not increased and are not secured by any additional property;

     (b) mortgages, deeds of trust, pledges, liens, security interests, assignments, deposit arrangements, or other preferential arrangements, charges, or encumbrances in favor of the Bank;

     (c) liens for taxes or assessments or other government charges or levies if not yet due and payable or, if due and payable, if they are being contested in good faith by appropriate proceedings and for which appropriate reserves are maintained;

     (d) liens imposed by law, such as mechanics', materialmen's, and carriers' liens, and other similar liens, securing obligations incurred in the ordinary course of business which are not past due for more than 30 days or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established;

     (e) liens, pledges, or deposits under workers' compensation, unemployment insurance, Social Security, or similar legislation;

     (f) liens, deposits, or pledges to secure the performance of bids, tenders, contracts (other than for contracts for the payment of money), leases (permitted under the terms of this Agreement), public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds, or other similar obligations arising in the ordinary course of business;

     (g) purchase-money mortgages, liens, or security interests on any property hereafter acquired or the assumption of any mortgage, lien, or security interest on property existing at the time of such acquisition (and not created in contemplation of such acquisition), or a mortgage, lien, or security interest incurred in connection with any conditional sale or other title retention agreement or a capital lease;

     (h) judgment and other similar liens arising in connection with court proceedings, provided the execution or other enforcement of such liens is effectively stayed and the claims secured thereby are actively contested in good faith by appropriate proceedings;

     (i) easements, rights-of-way, restrictions, and other similar encumbrances which, in the aggregate, do not materially interfere with the occupation, use, and enjoyment by the Company or any Subsidiary of the property or assets encumbered thereby in the normal course of its business or materially impair the value of the property subject thereto;

     (j) mortgages, pledges, liens, or security interests securing obligations of a Subsidiary to the Company or another Subsidiary;

     (k) liens incurred in connection with the issuance of bankers' acceptances and letters of credit; and

     (l) liens not otherwise permitted by this covenant, securing Debt in the aggregate (at the time such liens are created) not in excess of $10,000,000.

     6.6 Contingent Liabilities: The Company will not (and will not permit any Subsidiary) to be, or become, liable directly or indirectly (whether by way of guaranty, contingent agreement to purchase, income or working capital maintenance agreement, or otherwise) with respect to any obligation of any person, firm or corporation, except (i) for indorsements of negotiable instruments for deposit or collection, and other similar transactions, in the ordinary course of business, (ii) guaranties and other contingent liabilities which do not exceed $50,000,000 in the aggregate and which are disclosed in the financial statements referred to in 6.1, (iii) treasury stock transactions, and (iv) guaranties and other contingent liabilities in connection with the Islandia Project including those in favor of the Suffolk County Industrial Development Agency, the Suffolk County Sewer Agency and the Prudential Insurance Company of America and its assigns.

     6.7 Transactions with Affiliates: The Company will not (and will not permit any Subsidiary to), enter into any contract or agreement, or any sale, purchase, lease, sublease or assignment of any property of any character with any Subsidiary of the Company except in the ordinary course of business and pursuant to the reasonable requirements of business as presently conducted, and upon fair and reasonable terms not less favorable to the Company (or such Subsidiary) than which obtain in a comparable arms-length transaction with a person not an affiliate.

     6.8 Maintenance of Properties: The Company will maintain and keep its properties in good repair, working order, and condition.

     6.9 Insurance: The Company will (and will cause each Subsidiary to) maintain insurance in such amounts, and against such risks, as is usually carried by owners of similar businesses and properties in the same general areas in which the Company (or such Subsidiary) operates, and as shall be satisfactory to the Bank. The Company will promptly provide detailed notification to the Bank of any material change in such insurance coverage.

     6.10 Taxes, etc.: The Company will (and will cause each Subsidiary to) pay, or cause to be paid when due, all taxes, assessments, and charges or levies imposed on it or on any of its property, or which it is required to withhold and pay over, except where contested in good faith by appropriate proceedings and with adequate reserves therefor having been set aside on its books.

     6.11 Maintenance of Existence; Conduct of Business; Compliance with Applicable Laws: The Company shall (and shall cause each Subsidiary to) preserve and maintain its corporate existence and each of the material rights, privileges, licenses and franchises, which are necessary or desirable in the normal conduct of its business in a regular manner. The Company shall (and shall cause each Subsidiary to) comply with all applicable laws, rules, regulations, and orders of any governmental or regulatory body or authority, a breach of which would have a material adverse effect on the consolidated financial condition or business (taken as a whole) of the Company and its Subsidiaries, except where contested in good faith and in the applicable judicial or administrative forum.

     6.12 ERISA: As soon as possible, and within 30 days after the Company knows or has reason to know that any circumstances exist that constitute grounds entitling the Pension Benefit Guaranty Corporation (the "PBGC") to institute proceedings to terminate a plan subject to ERISA, and the regulations promulgated thereunder, with respect to the Company or any Subsidiary, and promptly but in any event within two Business Days of receipt of notice by the Company or any Subsidiary of notice that the PBGC intends to terminate a plan or appoint a trustee to administer same, and promptly but in any event within five Business Days of the receipt of notice concerning the imposition of withdrawal liability with respect to the Company or any Subsidiary, the Company will deliver to the Bank a certificate of the chief financial officer of the Company setting forth all relevant details and action which the Company proposes to take with respect thereto.

     6.13 Fundamental Changes: Mergers, Consolidations, and the Purchase and Sale of Assets: The Company shall not wind up, liquidate, or dissolve itself, reorganize, merge or consolidate with or into, or convey, sell, assign, transfer, lease, or otherwise dispose of (whether in one transaction or a series of transactions) all or substantially all of its assets, (whether now owned or hereafter acquired) to any Person, or acquire all or substantially all of the assets or the business of any Person, or permit any Subsidiary to do so, except that the Company or any Subsidiary may merge into, consolidate with, or may purchase substantially all the assets of, any other person provided in each case that immediately after giving effect thereto, no event shall occur and be continuing which constitutes a Default or an Event of Default and in the case of any such merger with another person to which the Company is a party, the Company is the surviving corporation.

      7.  REPRESENTATIONS.
     The Company hereby represents to the Bank that:

     7.1 Corporate Organization and Authority: The Company and its Subsidiaries are duly and validly organized and existing corporations in good standing under the laws of their respective jurisdictions of incorporation, and each is in good standing and duly licensed or qualified to transact business in each other jurisdiction where failure to so qualify would materially adversely affect its financial condition.

     The Company has full corporate power to execute, deliver, and perform this Agreement and to borrow hereunder. Its execution and performance of this Agreement and each borrowing hereunder do not, and as of the time of each borrowing will not, violate any provision of law or of its charter or by-laws, or result in the breach of or constitute a default under, or require any consent under, any indenture or other agreement or instrument to which the Company is a party, or by which the company or its property is bound or affected. No consent or approval of any state or federal agency or regulatory authority is required in order to permit the company to enter into this Agreement and borrow hereunder.

     7.2  Subsidiaries:  Exhibit B to this Agreement correctly sets forth:
(i) the state in which the Company and its Subsidiaries listed thereon are incorporated; and (ii) the percentage of the outstanding shares of stock of each Subsidiary owned, of record or beneficially, as of the date hereof by the Company. The shares of stock listed in Exhibit B as owned by the Company have been duly issued and are fully paid and nonassessable, and are so owned as of the date of this Agreement free and clear of any mortgage, lien, pledge, charge, security interest, or other encumbrance.

     7.3 Financial Condition: The consolidated balance sheet, the related consolidated statement of operations and retained earnings, and changes in financial position, of the Company and its consolidated Subsidiaries (if any), of the last three fiscal years, and such quarterly financial statements of the current fiscal or not-yet audited fiscal year, as available, heretofore furnished to the Bank, are complete and correct, have been prepared in accordance with generally accepted accounting principles, and fairly present the financial position as at the dates thereof and for the periods covered thereby. As of March 31, 1993, the Company did not have any contingent obligations, liabilities for taxes, unusual forward or long-term commitments, or unrealized or anticipated losses from any unfavorable commitment, which are not disclosed by, or reserved against, in said balance sheet or the notes thereto, and which are material to the consolidated financial position of the Company and its consolidated Subsidiaries (if any); and at the present time, except as disclosed to the Bank in writing, there are no material unrealized or anticipated losses from any unfavorable commitments of the Company or any consolidated Subsidiary (if any). Said financial statements were prepared in accordance with generally accepted principles and practices of accounting, consistently maintained throughout the periods involved. Since March 31, 1993, there has been no material adverse change in the consolidated financial condition of the Company and its consolidated Subsidiaries (if any), from that set forth in said balance sheet as of that date.

     7.4 Full Disclosure: The financial statements referred to in 7.3 do not, nor does this Agreement, nor any written statement furnished by the Company to the Bank in connection with negotiations of this Agreement, contain any untrue statement of a material fact, or omit a material fact, necessary to make the disclosures contained therein or herein not misleading. There is no fact which the Company has not disclosed to the Bank in writing which materially and adversely affects, or might affect, so far as the Company can now foresee, its condition (financially or otherwise ) or its ability to perform under this Agreement.

     7.5 Litigation: Except as disclosed to the Bank in writing, there are no suits or proceedings pending, or to the knowledge or the Company threatened, against or affecting the Company or its Subsidiaries (if any) which, if adversely determined, would have a material adverse effect on the consolidated financial condition or the business of the Company and its Subsidiaries (if any).


     7.6 Environmental Liability: The Company and each of its Subsidiaries are in material compliance with all Environmental Laws which are material with respect to the conduct of their business or operations and have no Knowledge or notice of the existence of any Hazardous Materials on their properties the result of which is to cause a material adverse condition in respect of such property nor has any lien been filed in connection therewith. As used herein, "Environmental Laws" means any and all applicable federal, state and local environmental, health or safety statutes, laws, regulations, rules, and ordinances, and "Hazardous Material" means any substance that is or becomes defined as a "hazardous material" or "hazardous waste" under any Environmental Law.

     7.7 Use of Proceeds: No part of the proceeds of any loan hereunder will be used for the purpose of purchasing or carrying any "margin stock" within the meaning of Federal Reserve Regulation U.

           8.  DEFAULT

     Each of the following is an "Event of Default":

     8.1 Any representation or warranty made by the Company herein, or in any certificate furnished to the Bank pursuant hereto, shall prove to have been incorrect in any material respect: or

     8.2 The Company shall default in the payment of (i) any principal of any loan when due, or (ii) any interest on any loan, or any other amount payable by the Company under this Agreement, when due and payable, whether at stated maturity, by acceleration, by notice of prepayment, or otherwise; or

     8.3 The Company shall default in the performance of any of the covenants set forth in 6.5 or 6.6 hereof, or shall default in the performance of any other covenant or agreement contained in this Agreement for a period of fourteen days after such default shall have become known to the Company; or
     8.4 The Company (a) shall generally not pay , or shall be unable to pay, or shall admit in writing its inability to pay its debts as such debts become due; or (b) shall make an assignment for the benefit of creditors, or petition or apply to any tribunal for the appointment of a custodian, receiver, or trustee for it or for a substantial part of its assets; or (c) shall commence any proceeding under any bankruptcy, reorganization, arrangement, readjustment of debt, dissolution, or liquidation law or statute of any jurisdiction, whether now or hereafter in effect; or (d) shall have had any such petition or application filed or any such proceeding commenced against it in which an order for relief is entered or an adjudication or appointment is made, and which remains undismissed for a period of 60 days or more; or (e) shall take any corporate action indicating its consent to, approval of, or acquiescence in any such petition, application, proceeding, or order for relief or the appointment of a custodian, receiver, or trustee for all or any substantial part of its properties; or (f) shall suffer any such custodianship, receivership, or trusteeship to continue undischarged for a period of 60 days or more; or

     8.5 The Company shall (a) fail to pay any indebtedness for borrowed money (other than the Note) of the Company, or any interest or premium thereon, when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such indebtedness, or (b) fail to perform or observe in any material respect any term, covenant or condition on its part to be performed or observed under any agreement or instrument relating to any such indebtedness when required to be performed or observed, and such failure shall not be waived and shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such failure to perform or observe is to accelerate, or permit the acceleration of, with the giving of notice required, the maturity of such indebtedness shall be declared to be due and payable or be required to be prepaid (other than by a regularly scheduled prepayment), prior to the stated maturity thereof; or

     8.6 The Company shall suffer final judgment for payment of money aggregating in excess of $5,000,000 and shall not discharge the same within a period of 30 days unless, pending further proceedings, execution has not been commenced or, if commenced, has been effectively stayed; or

     8.7  There shall have occurred a Change in Control.

If an Event of Default occurs and is continuing, the Bank may, by notice to the Company, (i) terminate its Commitment, and/or (ii) declare the principal of, and interest accrued on, the Note and all other obligations of the Company to be due and payable; and in any event with respect to the Company described in 8.4 above, the note shall automatically become due and payable, both as to principal and interest, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Company, anything contained herein or in any other Loan Document to the contrary notwithstanding.

           9.  MISCELLANEOUS
          9.1 This Agreement is governed by New York State law, and may not be amended except in writing signed by the Company and the Bank.

     9.2 TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND EXPRESSLY WAIVES ALL

RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO ANY OF THE LOAN DOCUMENTS OR THE TRANSACTIONS
CONTEMPLATED THEREBY OR THE ACTIONS OF THE BANK IN THE NEGOTIATION, ADMINISTRATION, OR ENFORCEMENT THEREOF.

     9.3 The Company agrees to pay all reasonable costs and expenses in connection with the matters herein provided for, including the reasonable fees and disbursements of special counsel to the Bank, and if default is made in the payment of the Note the Company will pay the costs of collection (including reasonable counsel fees).

     9.4 This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns, except that the Company may not assign its rights or obligations hereunder or under the Note without the Bank's prior consent.

     9.5 The Bank may assign and pledge all or any portion of the Loans owing to us to any Federal Reserve Bank or the United States Treasury as collateral security pursuant to Regulation A of the Board of Governors of the Federal Reserve Bank, provided that any payment in respect of such assigned Loans made by the Company to the assigning and/or pledging Bank in accordance with the terms of this Agreement shall satisfy the Company's obligations hereunder in respect of such assigned Loan to the extent of such payment. No such assignment shall release the assigning Bank from its obligations hereunder.

     9.6  As used herein:

     "Applicable Libor Margin"  shall mean three eighths of one percent
(3/8%).

     "Base Rate" means the higher of (1) the base commercial lending rate announced from time to time by the Bank, or (2) the rate quoted by the Bank, at approximately 11:00 a.m., New York City time, to dealers in the New York Federal Funds Market for the overnight offering of dollars by the Bank, for deposit, plus one-quarter of one percent (1/4%).

     "Base Rate Loan" shall mean a loan which bears interest at a rate based upon the Base Rate.

     "Business Day" shall mean any day other than a Saturday, Sunday, or a day when banks are authorized by law to close in New York, New York and, if the applicable Business Day relates to any Libor Rate Loans, any day on which dealings in Dollar deposits are carried on in the London interbank market.

     "Change in Control" shall mean (i) the acquisition by any person, or two or more persons acting in concert, without the approval of the board of directors of the Company, of beneficial ownership (within the meaning of Rule 13d-3 of the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended) of 35% or more of the outstanding shares of voting stock of the Company, or (ii) during any period of twenty-five consecutive months, commencing on or after the date hereof, individuals who at the beginning of such twenty-five month period were directors of the Company (together with any replacement or additional directors whose election was recommended by incumbent management of the Company or were elected by a majority of directors then in office) cease to constitute a majority of the board of directors of the Company.

     "Company" shall mean the company to which this letter agreement is addressed and which is entitled to borrow under the terms and conditions of this Agreement.

     "Consolidated Assets" and "Consolidated Liabilities" shall mean the respective amounts thereof determined on a consolidated basis for the Company and its Subsidiaries in accordance with GAAP.

     "Consolidated Net Debt" shall mean Consolidated Liabilities, plus Contingent Obligations, minus (i) deferred income taxes and (ii) deferred maintenance revenue, as reflected on the financial statements furnished to the Bank pursuant to 6.1 of this Agreement.

     "Consolidated Net Worth" shall mean at any date of determination thereof, all amounts that would, in conformity with generally accepted accounting principles, be included as shareholders' equity on a consolidated balance sheet of the Company and its Subsidiaries as of such date.

     "Contingent Obligation" shall mean, as applied to any Person, any direct or indirect liability, contingent or otherwise, of that Person: (a) with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; (b) with respect to any letter of credit issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings; or (c) under Interest Rate Agreements.
Contingent Obligations shall include, without limitation, (i) the direct or indirect guaranty, endorsement (otherwise than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the obligation of another, (ii) the obligation to make take-or-pay or similar payments if required regardless of nonperformance by any other party or parties to an agreement, and (iii) any liability of such Person for the obligations of another through any agreement to purchase, repurchase or otherwise acquire such obligation or any property constituting security therefor, to provide funds for the payment or discharge of such obligation or to maintain the solvency, financial condition or any balance sheet item or level of income of another. The amount of any Contingent Obligation shall be equal to the amount of the obligation so guarantied or otherwise supported or, if a fixed and determined amount, the maximum amount so guarantied less any amount of the obligation already included in Consolidated Liabilities.

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

     "Eurocurrency Liabilities" has the meaning assigned to that term in Regulation D issued by the Board of Governors of the Federal Reserve System, as in effect from time to time.

     "Total Indebtedness" means: (a) indebtedness for borrowed money, or for the deferred purchase price of property or services, for which the Company or any Subsidiary shall be liable as primary obligor or under any guaranty; (b) non-current accounts payable; and (c) capitalized lease obligations.

     "Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in interest rates.

     "Interest Period"  shall mean:

     (a) With respect to any Libor Rate Loan, each period commencing on the date such loan is made or converted from a loan of another type, or the last day of the next preceding Interest Period with respect to such loan, and ending on the same day in the first, second, third, and sixth calendar month thereafter, as the Company may select as provided in 3.3 hereof. Absent such notification, the relevant Interest Period shall end on the date which is three months thereafter.

     (b) With respect to any other type of loan offered by the Bank pursuant to 1.5, such period as defined in the Bank's offer.

     Notwithstanding the foregoing: (i) no Interest Period may extend beyond December 20, 1995: (ii) each Interest Period which would otherwise end on a day which is not a Business Day shall end on the next succeeding Business Day (or in the case of an Interest Period for a Libor Rate Loan, if such next succeeding Business Day falls in the next succeeding calendar month, on the next preceding Business Day); and (iii) notwithstanding clause
(i) above, no Interest Period shall have a duration of less than one month (in the case of Libor Rate Loans) or as stated in the Bank's offer.

     "Libor Rate Loan" shall mean a loan the interest on which is determined on the basis of rates in the London Interbank Market as referred to in the definition of "Libor Rate" in this Section.

     "Libor Rate" shall mean, with respect to any Libor Rate Loan for any Interest Period therefor, the rate per annum equal to (a)(i) the average (rounded to the nearest 1/16 of 1%) of the offered rates which appear on the Telerate Page 3750, British Bankers Association Interest Settlement Rates (or such other system for the purpose of displaying rates of leading reference banks in the London interbank market, as designated by the Bank) as of 11:00 a.m. London time for deposits in Dollars on the date two Business Days prior to the first day of such Interest Period, or other period, or (ii) if fewer than two such offered rates appear which are relevant to such Interest Period or other period, the average (rounded to the nearest 1/16 of 1%) of the rates at which the Bank at approximately 11:00 a.m. London time on the date two Business Days preceding such Interest

Period or other period which are offered by prime banks in the London interbank market for deposits in Dollars for a period comparable to such Interest Period or other period and in an amount approximately equal to the principal amount of the Loan scheduled to be outstanding during such Interest Period or other period, divided by (b) one minus the Libor
Reserve Percentage in effect at the commencement of such Interest Period.

     "Libor Reserve Percentage" shall mean, for the Interest Period for any Libor Rate Loan, the reserve percentage applicable during such Interest Period (or if more than one such percentage shall be so applicable, the daily average of such percentages for those days in such Interest Period during which any such percentage shall be so applicable) under regulations issued from time to time by the Board of Governors of the Federal Reserve System (or any successor) for determining the maximum reserve requirement (including, without limitation, any emergency, supplemental or other marginal reserve requirement) applicable to the Bank with respect to liabilities or assets consisting of or including Eurocurrency Liabilities having a term equal to such Interest Period.

     "Loan" shall mean a loan made in accordance with 1.1 of this Agreement.

     "Note"  shall mean the promissory note provided for by 1.2 hereof.

     "Person" shall mean an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture or other entity, or a government or any political subdivision or agency thereof.

     "Quarterly Dates" shall mean the 20th day of each March, June, September, and December.

     "Subsidiary" shall mean (to the extent listed on Exhibit B hereto) any corporation, association, joint stock company, business trust or other similar organization of which more than 50% of the ordinary voting power for the election of the members of the board of directors or other governing body of such entity is held or controlled by the Company or a Subsidiary of the Company; or any other such organization the management of which is directly or indirectly controlled by the Company or a Subsidiary of the Company through the exercise of voting power or otherwise; or any joint venture, whether incorporated or not, in which the Company has a 50% ownership interest and in each case whose land, buildings, machinery and equipment and leasehold interests and improvements would be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries prepared in accordance with generally accepted accounting principles.

     Except as otherwise expressly stated herein, all computations required hereunder shall be made by application of generally accepted accounting principles and practices applied on a basis consistent with that used in the preparation of the audited financial statements of the Company referred to herein.

     If the foregoing meets with the Company's approval, please sign and return to the Bank the enclosed copy of this letter agreement to signify the Company's agreement with the terms and conditions stipulated therein. The Bank's offer to extend this facility shall be valid for thirty days and is contingent upon the return of this signed letter agreement.


                                      Very Truly Yours,

                                 C R E D I T   S U I S S E


                     By Scott E. Zoellner         By Michael C. Mast
                     Title: Associate             Title: Member of
                                                         Senior Management

                                        Credit Suisse
                                        New York Branch
                                        Tower 49
                                        12 East 49th Street
                                        New York, New York  10017
                                        Attention:  Scott E. Zoellner
                                        Telephone No.:  (212) 238-5406
                                        Telecopier No.:  (212) 238-5439
ACCEPTED:

Computer Associates International, Inc.

By Ira Zar                    Computer Associates International, Inc.
Title: Vice President         One Computer Associates Plaza
       - Finance              Islandia, New York  11788-7000
                              Attention: Ira Zar
                              Telephone No.: (516) 342-5224
                              Telecopier No.: (516) 342-4854

                                                                  Exhibit A
                         PROMISSORY NOTE
                                                           December 20,1993
                                                         New York, New York

     FOR VALUE RECEIVED, Computer Associates International, Inc., a Delaware corporation (the "Company"), hereby promises to pay to the order of Credit Suisse, New York Branch (the "Bank"), at the office of the Bank at 12 East 49th Street, New York, New York 10017 the principal sum of Fifty five Million Dollars, or such lesser amount as shall equal the aggregate unpaid principal amount of the loans made by the Bank to the Company under the letter credit agreement dated as of December 20, 1993 between the Company and the Bank (the "Agreement"), in lawful money of the United States of America and in immediately available funds, on the dates and in the principal amounts provided in the Agreement, and to pay interest on the unpaid principal amount of each such loan, at such office, in like money and funds, for the period commencing on the date of such loan until such loan shall be paid in full, at the rates per annum and on the dates provided in the Agreement.

     The Bank is hereby authorized by the Company to endorse on the schedule attached to this Note (or any continuation thereof) the amount and type of, and the duration of each Interest Period (if applicable) for, each loan made by the Bank to the Company under the Agreement, the date such loan is made or converted from a loan of another type, and the amount of each payment of prepayment of principal of such loan received by the Bank, provided that any failure by the Bank to make any such endorsement shall not affect the obligations of the Company hereunder or under the Agreement in respect of such loans. The aggregate unpaid amount of loan advances as reflected on the schedule attached to this note shall be presumptive evidence of the entire outstanding loan amount.

     This Note is the Note referred to in 1.2 of the Agreement and evidences loans made by the Bank thereunder. Capitalized terms used in this Note have the respective meanings assigned to them in the Agreement.

     Upon the occurrence of an Event of Default, the principal hereof and accrued interest hereon shall become, or may be declared to be, forthwith due and payable in the manner, upon the conditions, and with the effect provided in the Agreement.

     The Company may at its option prepay all or any part of the principal of this Note before maturity upon the terms provided in the Agreement.

     This Note shall be governed by and construed in accordance with the laws of the State of New York.

                                                  By  Ira Zar
                                                  Title: V.P. - Finance

                                                                 Exhibit B
                         SUBSIDIARIES

                    To be provided by Company

                                                                 Exhibit C
                    ENVIRONMENTAL LIABILITIES
                    To be provided by Company

                                                                Exhibit D
                         EXISTING LIENS

                    To be provided by Company